Exhibit 99

News

RiT TECHNOLOGIES REPORTS Q1 2009 RESULTS

Tel Aviv, Israel – May 5, 2009 – RiT Technologies (NASDAQ: RITT), today announced its financial results for the first quarter ended March 31, 2009.

Revenues for the first quarter of 2009 were $1.6 million compared with $4.8 million for the first quarter of 2008. Net loss for the quarter was $(1.96) million, or $(0.09) per share (basic and diluted), compared to $(1.1) million, or $(0.08) per share (basic and diluted), for the first quarter of 2008.

Comments of Management
“Our first quarter results were far below our expectations, reflecting the severity of the global credit crunch and the uncertainty that has gripped our target markets, causing potential customers to freeze and/or delay infrastructure initiatives,” commented Mr. Avi Kovarsky, RiT’s President & CEO.

“Although it is difficult to make projections regarding our future performance, we have cause for cautious optimism regarding the second half of the year. This reflects several encouraging factors:

—	Sales pipeline: Our sales pipeline continues to include significant opportunities on both the Enterprise and Carrier sides of our business.

—	Professional services: We have begun rolling out our Professional Services strategy and expect to enjoy the contribution of Professional Service revenues beginning in the second quarter.

—	Tight control of the company expenses: We are focusing on preserving our cash flow to minimize the cash flow burn.”

Mr. Kovarsky concluded, “As such, despite the continued uncertain market conditions, our Management and Board of Directors remain confident that we will be able to ride out today’s difficult environment and rebound strongly as markets recover.”

Conference Call Details

The Company will host a conference call to discuss these results today, Tuesday, May 5th, at:

10:00 a.m. Eastern Daylight Time 9:00 a.m. Central Daylight Time 8:00 a.m. Mountain Daylight Time 7:00 a.m. Pacific Daylight Time 17:00 Israel Time

To participate, please call one of the following teleconferencing numbers approximately 5-10 minutes prior to the scheduled start of the call:

U.S. (toll free)	–	1-888-723-3164
International	–	+972-3-918-0664

RiT Technologies Ltd.

News

To participate in the webcast of the call, please log-in about 5-10 minutes prior to the start of the call as follows: http://www.videonewswire.com/event.asp?id=58408

For those unable to participate, the teleconference will be archived for replay for 14 days at the same url address, beginning 12 o’clock noon (EDT) the day of the call. Note: Participants in the webcast may submit questions to be addressed in the conference call in advance by email to: simonag@rit.co.il, by phone: +972-3-766-4249 or fax: +972-3-647-4115.

About RiT Technologies
RiT is a leading provider of intelligent solutions for infrastructure management, asset management, environment and security, and network utilization. RiT Enterprise solutions address datacenters, communication rooms and workspace environments, ensuring maximum utilization, reliability, decreased downtime, physical security, automated deployment, asset tracking, and troubleshooting. RiT Environment and Security solutions enable companies to effectively control their datacenters, communications rooms and remote physical sites and facilities in real-time, comprehensively and accurately. RiT Carrier solutions provide carriers with the full array of network mapping, testing and bandwidth qualification capabilities needed for access network installation and service provisioning. RiT’s field-tested solutions are delivering value in thousands of installations for top-tier enterprises and operators throughout the world.

For more information, please visit our website: www.rittech.com

Safe Harbor Statement
In this press release, all statements that are not purely about historical facts, including, but not limited to, those in which we use the words “believe,” “anticipate,” “expect,” “plan,” “intend,” “estimate”, “forecast”, “target”, “could” and similar expressions, are forward-looking statements within the meaning of the Private Securities Litigation Reform Act of 1995. For example, when we discuss a field trial which could lead to a multi-million dollar Carrier deal, we are using a forward looking statement. While these forward-looking statements represent our current judgment of what may happen in the future, actual results may differ materially from the results expressed or implied by these statements due to numerous important factors, including, but not limited to, those described under the heading “Risk Factors” in our most recent Annual Report filed with the Securities and Exchange Commission (SEC) on Form 20-F, which may be revised or supplemented in subsequent reports filed with the SEC. These factors include, but are not limited to, the following: our ability to raise additional financing, if required; the continued development of market trends in directions that benefit our sales; our ability to maintain and grow our revenues; our dependence upon independent distributors, representatives and strategic partners; our ability to develop new products and enhance our existing products; the availability of third-party components used in our products; the economic condition of our customers; the impact of government regulation; and the economic and political situation in Israel. We are under no obligation, and expressly disclaim any obligation, to update the forward-looking statements in this press release, whether as a result of new information, future events or otherwise.

COMPANY CONTACT:
Simona Green
VP Finance
+972-3-766-4249
simonag@rit.co.il

RiT Technologies Ltd.

News

RiT TECHNOLOGIES LTD.
CONSOLIDATED BALANCE SHEETS (U.S GAAP)
(U.S dollars in thousands)

	March 31, 2009	December 31, 2008
	(Unaudited)	(Audited)

Assets
Current Assets
Cash and cash equivalents	4,264	6,111
Trade receivables, net	1,970	3,737
Other current assets	333	536
Inventories	4,409	3,978

Total Current Assets	10,976	14,362

Other Assets
Long term trade receivable	251	351
Long term investment	1,609	1,579

	1,860	1,930
Property and Equipment
Cost	3,540	3,502
Less - accumulated depreciation	3,024	2,958

	516	544

Total Assets	13,352	16,836

Liabilities and Shareholders' Equity
Current Liabilities
Trade payables	2,027	3,101
Other payables and accrued expenses	1,810	2,286

Total Current Liabilities	3,837	5,387

Long-term Liability
Liability in respect of employees' severance benefits	2,039	2,076

Total Liabilities	5,876	7,463

Shareholders' Equity
Share capital	559	559
Treasury stock	(27)	(27)
Additional paid-in capital	36,742	36,681
Accumulated deficit	(29,798)	(27,840)

Total Shareholders' Equity	7,476	9,373

Total Liabilities and Shareholders' Equity	13,352	16,836

RiT Technologies Ltd.

News

RiT TECHNOLOGIES LTD.
STATEMENTS OF OPERATIONS (U.S. GAAP)
(U.S dollars in thousands, except per share data)

	For the three months ended March 31,
	2009	2008
	(unaudited)	(unaudited)

Sales	1,585	4,792
Cost of sales	718	2,736

Gross profit	867	2,056

Operating costs and expenses:
Research and development	833	1,002

Sales and marketing	1,394	1,638

General and administrative	488	569

Total operating expenses	2,715	3,209

Operating Loss	(1,848)	(1,153)
Financial Income (Loss), net	(110)	50

Net Loss	(1,958)	(1,103)

Basic and diluted net Loss per ordinary share	(0.09)	(0.08)

Weighted average number of ordinary shares, used to
compute basic and diluted net loss per ordinary share	20,835,420	14,681,574

RiT Technologies Ltd.